                                                                  RULE 424(b)(3)
                                                      REGISTRATION NO. 333-83343

                           BREAKAWAY SOLUTIONS, INC.
              PROSPECTUS SUPPLEMENT NO. 1, DATED OCTOBER 26, 1999
                     (TO PROSPECTUS DATED OCTOBER 5, 1999)

On October 26, 1999, Breakaway Solutions, Inc. issued the attached press release regarding its results of operations for the fiscal quarter ended September 30, 1999.
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

  [LOGO]                                       Contact
                                               Press:                  Investor:
                                               Joanna Bolles           Raymond Ruddy
                                               Breakaway Solutions     Investor Relations
                                               617-960-3458            Breakaway Solutions
                                               jbolles@breakaway.com   617-960-3874
                                                                       rruddy@breakaway.com
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                         BREAKAWAY SOLUTIONS ANNOUNCES
                          RECORD THIRD QUARTER RESULTS

        FULL SERVICE PROVIDER OF E-BUSINESS SOLUTIONS TO GROWING ENTERPRISES
             REPORTS REVENUE INCREASE OF 61% FROM PREVIOUS QUARTER

BOSTON, MA - OCTOBER 26, 1999 - Breakaway Solutions, Inc. (NASDAQ-NM: BWAY), a leading Full Service Provider (FSP) of e-business solutions that offers strategy, systems integration and application hosting to growing enterprises, today announced its financial results for the quarter ended September 30, 1999.

For the third quarter 1999, revenues were $7.2 million, an increase of 61% over revenues of $4.5 million over the second quarter ended June 30, 1999. Employee headcount increased by 31% to 276. Furthermore, the company's ASP revenue as a percent of total revenue increased from 1% in the second quarter of 1999 to 9% in the third quarter of 1999. Net operating loss was approximately
$4.5 million. On a pro-forma basis, revenues increased 38%, while ASP revenues grew 205% over the previous quarter.

"We are extremely pleased with our performance this quarter. The combination of our innovative services, world-class delivery infrastructure and high level of client satisfaction has enabled us to achieve record revenue growth," said Gordon Brooks, president and chief executive officer of Breakaway Solutions. "Our results reflect the dynamic growth of the mid-market and underscores the power of our FSP model."

RECENT HIGHLIGHTS

- Received strategic financing from investors, including Internet Capital Group, Intel, Crosslink Capital, GE Equity and Morgan Stanley.

- Completed an Initial Public Offering of 3,450,000 shares of common stock at $14 per share on October 5, 1999.

- Began work with 22 new clients during the quarter, including Arbinet, SiVault, David's Bridal, American Imaging Management, Cruise411.com and eRisks.com.

-  Increased the application hosting client base from seven to 20 customers.

- Added Sun Microsystems' StarOffice as a new application hosting client. StarOffice's suite of products has been downloaded over 1 million times through Breakaway Solutions' distributed global Application Hosting Centers.

-  Recorded a gross margin of 52% and consultant utilization of 73%.

-  Opened Breakaway's tenth Application Hosting Center in Amsterdam.

- Opened Breakaway's fourth Solution Center and seventh regional office in Dallas, Texas.
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-  Increased headcount from 210 employees in the second quarter of 1999 to 276 employees in the third quarter of 1999, representing a growth of 31%.

- Strengthened the executive team with the addition of Adam Sholley, with over 18 years of brand building experience as vice president of marketing, and Joseph Johnson, who brings over 12 years of organizational development management experience, as chief people officer.

-  Formed new strategic alliances with Oracle and OrderTrust.

- Expanded the company's partnership with Clarify by becoming Clarify's first application solution provider.

-  Initiated a branding campaign in leading business, trade and online media.

BREAKAWAY SOLUTIONS WILL HOST A CONFERENCE CALL ON TUESDAY, NOVEMBER 2, 1999 AT 4:30 P.M. EST. THE CALL WILL BE BROADCAST VIA WWW.VCALL.COM.

ABOUT BREAKAWAY SOLUTIONS
Breakaway Solutions Inc. is a Full Service Provider (FSP) of E-business solutions that allow growing enterprises to capitalize on the power of the Internet to reach and support customers and markets. As an application service provider (ASP), systems integrator and consulting firm, Breakaway Solutions offers four key services to its mid-market clients: strategy, eCRMS, E-business and application hosting. Headquartered in Boston, Mass., Breakaway Solutions has seven regional offices and four Internet solutions centers in the U.S., along with 10 application hosting facilities in North America, Europe, Asia and Australia. Breakaway Solutions can be reached at 617-960-3400 or at http://www.breakaway.com.

Except for the historical information contained in this announcement, the matters discussed in this announcement are ``forward-looking statements" (as that term is used in the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including risks of business change, product acceptance and customer demand and growth management detailed from time-to-time in Breakaway Solutions' filings with the Securities and Exchange Commission. Breakaway Solutions draws the reader's attention to the factors described in its final Prospectus dated October 5, 1999 under the heading "Risk Factors." Any such forward-looking statements speak only as of the date such statements are made, and the company undertakes no obligation to publicly release the results of any revision to these forward-looking statements or otherwise update or supplement this announcement or the risk factors contained herein.
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                           BREAKAWAY SOLUTIONS, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS

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
                                                                    FOR THE THREE MONTHS ENDED
                                                                UNAUDITED             UNAUDITED
                                                              JUNE 30, 1999       SEPTEMBER 30, 1999
Revenues
  Application Hosting                                          $    36,169            $   668,496
  Services                                                       4,415,455              6,512,276
                                                               -----------            -----------
Gross Revenues                                                 $ 4,451,624            $ 7,180,772

Cost of Sales                                                  $ 2,063,821            $ 3,420,920
                                                               -----------            -----------
Gross Profit                                                   $ 2,387,803            $ 3,759,852

Sales, General and Administrative                              $ 4,102,016            $ 7,040,053

Depreciation & Amortization                                       $555,509            $ 1,220,778
                                                               -----------            -----------
Operating Income (Loss)                                        ($2,269,722)           ($4,500,979)
  Other Income (Expense)                                          ($12,229)               $35,101
                                                               -----------            -----------
Net Loss                                                       ($2,281,951)           ($4,465,878)
                                                               ===========            ===========
Net Loss per Share
  Basic and Diluted                                                 ($0.50)                ($0.97)

Weighted Average Common Shares Outstanding (000's)                   4,587                  4,587
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